Mail Stop 3651

December 15, 2006

<u>Via U.S. Mail and Facsimile</u>

Jon Feltheimer
Chief Executive Officer
Lions Gate Entertainment Corp.
2700 Colorado Avenue, Suite 200
Santa Monica, California 90404

        RE: Lions Gate Entertainment Corp.
                Form 10-K for the Fiscal Year Ended March 31, 2006

                File No. 001-14880

Dear Mr. Feltheimer:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Linda Cvrkel
                Branch Chief

Via facsimile: James Keegan, Chief Financial Officer
                (310) 496-1359